Exhibit F-2


                         August 16, 2001

     Securities and Exchange Commission
     Judiciary Plaza
     450 Fifth Street, N. W.
     Washington, D. C. 20549


     Ladies and Gentlemen,

          I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO") , the service company affiliate of Northeast Utilities. I am furnishing this opinion as an exhibit to a Rule 24 Certificate in connection with the Application/Declaration on Form U-1, as amended (the "Application"), filed by NUSCO, The Connecticut Light and Power Company, Holyoke Water Power Company, Western Massachusetts Electric Company and Public service Company of New Hampshire (collectively, the "companies") with respect to brokering and marketing activities.

          In connection with this opinion I have reviewed or caused to be reviewed the Application and exhibits thereto and the Rule 24 Certificates file subsequent to the Commission's Order dated August 18, 1995 in this File (Rel. No. 35-26359)("Order").

          Based upon the foregoing I am of the opinion that:

          1. All state laws applicable to the proposed transaction have been complied with;

          2. The Companies are validly organized and duly existing in their respective states of incorporation;

          3. The consummation of the proposed transactions did not violate the legal rights of the holders of any securities issued by any of the Companies or any associate company thereof; and

          4. The brokering and marketing activities described in the Application and authorized by the Order have been carried out in accordance with the Application.


                    Very truly yours,


                    /s/ Jeffrey C. Miller
                    Jeffrey C. Miller